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             Filed by CBOT Holdings, Inc.
             Subject Company -- CBOT Holdings, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following letter was sent to the Chicago Tribune on November 19, 2002 for publication as an editorial. The letter was published in the November 29th edition of the Chicago Tribune.


                                November 19, 2002


Voice of the People
Chicago Tribune
435 N. Michigan Avenue
Chicago, IL  60611

Dear Editor:

Unlike the November 15 editorial ("Dimming futures in Chicago"), the Chicago Board of Trade is on the path to a bright future.

The CBOT's restructuring proposal contains many elements of today's post-Enron thinking on corporate governance, all designed to further modernize our business structure to better meet the needs of our customers. Reflecting the views of forward-thinking business experts such as the Dean of the Yale School of Management and The McKinsey Quarterly, our proposal provides for critical standards such as a balance between management and the board of directors, active and engaged directors with minimum required holdings, creation of a transparent nomination process led by a board-governance committee, and shareholder rights that make Boards `responsive.'

Our record trading volume in 2002 is the result of the tremendous pool of liquidity and flexible access to our markets that we provide to customers worldwide. Our strategy of providing the best of both open auction and electronic trading platforms and letting our customers choose where they put their business will continue because, quite simply, it is working.

The business disciplines instituted in the past 18 months by Chairman Nick Neubauer and former President David Vitale will be carried forward by David's successor, Bernard Dan. Our business model is much stronger, our cash position has greatly improved, and the discipline that our employee team has placed on itself to work more efficiently on behalf of the institution all are assets that will continue to grow.

The CBOT recognizes that the financial services industry continues to evolve, driven by technology, consolidation and regulatory changes. Our exchange is cognizant of what is occurring in the world, and we are determined to position the CBOT to uphold our value propositions of integrity, transparency, openness and innovation. By delivering on these propositions to our customers, members and member firms, the CBOT's position in the marketplace will be strengthened.

The Tribune's editorial failed to note the new era of openness that exists among the CBOT, Chicago Mercantile Exchange and the Chicago Board Options Exchange, as

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evidenced by the business alliance created the three exchanges, called
OneChicago, for the trading of single stock futures. While it is too early to predict an outcome for this marketplace, the exchanges through the OneChicago alliance have demonstrated to the global derivatives industry what can happen when this enormous pool of talent and resources are brought together. Other cost-saving initiatives between these institutions in this new era have benefited exchange memberships and customers alike.

The Chicago Board of Trade, like the City's other financial exchanges, recognizes its value to Chicago as an anchor of the local economy in terms of revenue generation and job growth, and we plan to keep that mantle of leadership. Our strong business discipline and sound financial planning has allowed us to reduce fees to our customers, keep a healthy bank balance, and make strategic investments to both trading platforms so that our products and markets can continue to grow. With our new management team, we plan to complete the many important projects we have started so that we can continue to build on the strong foundation necessary for a successful future for the CBOT.


                                            Sincerely,


                                            /s/ David P. Prosperi

                                            David P. Prosperi


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.